SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 17 September 2009

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Pre-close trading statement together with comment on National Asset Management Agency (NAMA) and Government Guarantee announcement

17 September 2009

Background

Bank of Ireland is issuing the following statement as its pre-close trading statement for the six months ending 30 September 2009, ahead of its close period, and incorporating the Bank’s comment on the announcement by the Minister for Finance on 16 September 2009 on the National Asset Management Agency (NAMA) and the Government Guarantee. Unless otherwise stated, throughout the statement comparative performance is measured against the first six months of our previous financial year (i.e. six months ending 30 September 2009 versus six months ended 30 September 2008).

Richie Boucher (Group Chief Executive and John O’Donovan (Group Chief Financial Officer) will host a conference call at 2.00pm BST today, 17 September 2009. Conference call details are outlined below.

Trading update

Trading conditions in the first six months of our financial year have been difficult. The level of economic activity across our main markets has contracted and the credit environment has deteriorated. Trading conditions in Ireland remain particularly challenging with continuing low levels of activity. 2009 consensus forecasts for GDP growth and unemployment in Ireland disimproved over the period. In recent months funding conditions across international money markets have improved from the more stressed levels experienced earlier in the reporting period.

Against this backdrop we expect underlying* operating profit (pre-impairment) to be lower in the six months to 30 September 2009 than in the comparable prior period to 30 September 2008. Total income is expected to be ‘mid teens’ percentage points lower and costs ‘high single digit’ percentage points lower. The credit environment has continued to deteriorate and we expect this to result in an impairment charge on loans and advances to customers of approximately €1.6 to €1.8 billion in the six months to 30 September 2009.

Underlying operating profit (pre-impairment)

Total income is expected to be ‘mid teens’ percentage points lower in the six months to 30 September 2009 compared to the six months to 30 September 2008 primarily as a result of reduced deposit margins, higher funding costs, the cost of the Government Guarantee and reduced new business activity in both lending and the sale of investment and savings products. In addition, as a result of the narrowing of the Group’s credit spread, total income was adversely affected by the reversal in the six months to 30 September 2009 of some of the gains recorded in prior reporting periods on the fair value of our own debt. This negative income performance is expected to be offset somewhat by the impact of a positive movement in the investment variance in the Life company which was a charge of €63 million in the six months to 30 September 2008 and is expected to be a gain in the six months to 30 September 2009.

* Note: Underlying excludes the impact of non-core items: goodwill impairment; gross-up for policy holder tax in the Life Company; investment return on treasury stock held for policyholders in Bank of Ireland Life; hedge ineffectiveness on transition to IFRS; costs associated with restructuring programmes; gain / (loss) on disposal of business activities; gain arising on the buy-back of tier 1 debt securities. In the 6 months to 30 September 2008 the total effect of non-core items was a gain of €56 million.

The combination of low interest rates, intense competition for deposits, and higher funding costs are negatively impacting on the Group's net interest margin. These factors are partially offset by improved lending margins, and we expect the net interest margin at 30 September 2009 to be ‘low double digit’ basis points lower than the net interest margin of 1.71% for the comparable prior period to 30 September 2008.

Cost discipline remains strong across the Group and we expect costs in the six months to 30 September 2009 to be ‘high single digit’ percentage points lower than in the prior comparable period. A reduction in staff costs through lower staff numbers is the main driver of this expected outcome. Comparative cost performance has also been positively impacted by discretionary variable compensation which was accrued for in the first half of the prior year and unwound in the second half of that year. Costs relating to the potential implementation of NAMA are also an increasing feature.

Asset quality

The general economic environment has deteriorated with continuing low levels of activity in the commercial property markets and in the Irish mortgage market which are impacting our credit quality. This is reflected in our expectation of an impairment charge on loans and advances to customers of circa €1.6 to €1.8 billion in the six months to 30 September 2009 compared to the impairment charge of €267 million for the six months to 30 September 2008. The most significant deterioration in asset quality arises in our property and construction portfolio (particularly landbank / development) and represents circa 2/3rds of the increased charge for the period. Deeper recessionary conditions have also had some impact on our SME / Corporate books in Ireland.

Looking towards 31 March 2011 (the end of the current three-year forecast horizon), given the continued poor outlook for Irish property and mortgage markets in particular, we anticipate that the downside risk advised in our previous guidance of circa €6 billion will materialise to the extent of ‘mid teens’ percentage points. This estimate includes incurred and estimated future loan impairment provisions for landbank and development loans. It does not reflect any impact from the transfer of loans to NAMA. With the main markets in which we operate experiencing recession, loan impairment is a significant judgemental matter and difficult to call in these unprecedented circumstances. Estimates and judgements are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates due to the inherent uncertainty around future events, values and timing issues.

We do not expect to incur an impairment charge on our Available For Sale (AFS) portfolio in the reporting period to 30 September 2009.

Balance sheet

Over the course of the six month period, funding conditions gradually improved reflecting an upturn in the general funding market backdrop and an increased appetite for Irish debt. As a result, we have experienced enhanced access and better pricing at the shorter end of the wholesale money markets. The customer deposit base has also been stable since March 2009, despite ongoing intense competition for deposits.

The quantum of loans and advances to customers on a constant currency basis at the end of September 2009 is expected to be circa 1% lower than 31 March 2009 and 2% lower than 30 September 2008. This partially reflects our earlier decisions to close for new business our UK intermediary distributed mortgage business and place certain capital markets loan portfolios into run-down. Demand for new credit remains muted across all portfolios reflecting the weak economic conditions. Reduced levels of customer re-financing activity is impacting the pace of balance sheet de-leveraging, particularly in our UK mortgage book. Customer deposits on a constant currency basis are expected to be broadly flat in September 2009 compared to March 2009 and circa 5% lower than in September 2008. We expect our loan to deposit ratio to remain broadly in line with the 161% reported at March 2009.

Access to wholesale funding markets gradually improved over the reporting period. Since the beginning of the current financial year, we have raised circa €7.5bn in term funding (funding with a maturity of one year or greater at date of issue). At 30 September 2009 we expect circa 28% of our overall wholesale funding to have a maturity of greater than one year in line with 31 March 2009. In September 2009, the Group issued a €1.5 billion 5 year covered bond at Euro mid swaps +190bps. This was the first partially un-guaranteed public issue by an Irish bank since the inception of the Government Guarantee in September 2008.

At 30 September 2009, the gross quantum of eligible assets in the Group’s contingent liquidity collateral pool is expected to be circa €46 billion. The Group’s utilisation of these assets through net drawings from Monetary Authorities at the end of September 2009 are expected to be below €10 billion, down from €17 billion net at 31 March 2009.

Capital

The Group’s capital position improved during the reporting period with the equity tier 1 ratio expected to increase from 6.2% at 31 March 2009 to a range of circa 6.5% to 6.7% at 30 September 2009. During the six month period to 30 September 2009 the equity tier 1 ratio benefited by €1 billion from the buy-back of approximately €1.7 billion nominal of tier 1 debt securities.

Divisional performance

The six months ending 30 September 2009 have been very challenging for Retail Ireland and operating profit pre-impairment is expected to be significantly lower in the six months to 30 September 2009 compared to the six months to 30 September 2008. The depressed economic conditions in Ireland are reflected in weak loan demand and are expected to result in modest growth in the mortgage book and a reduction in the consumer finance book. Excluding property, SME lending activity has reflected a reasonable flow of new lending opportunities offset by scheduled repayments and voluntary redemptions as customers have sought to reduce leverage. Growth in overall resources is expected and reflects exceptionally good growth in deposits. This is expected to be partially offset by a reduction in current account credit balances reflecting the lower levels of economic activity. Net interest margin has been negatively impacted by a significant narrowing of liability spreads due to the very low interest rate environment and intense competition for deposits, and by the increased cost of wholesale funding. The loan impairment charge will be substantially higher with increased provisions across all portfolios. Efficiency improvement and cost reduction have been key priorities for the business and manpower levels and costs are expected to be lower.

The recent volatility of financial markets, and the effect of the changed economic climate has had a significant impact on the life and pensions industry and Bank of Ireland Life’s business. Operating profits in the six months to 30 September 2009 are expected to be well behind the comparable prior period due to a combination of lower new business volumes and lower management fees from reduced assets under management. The investment variance is strongly positive reflecting the recovery in world equity markets from their March 2009 lows.

Profit before tax for the Capital Markets Division is expected to be lower reflecting higher loan impairment charges. Operating profit pre-impairment is expected to be flat in the six months to 30 September 2009 compared to the prior period with reduced income levels offset by lower costs. Corporate Banking operating profit pre-impairment is expected to be marginally higher than the prior comparable reporting period to 30 September 2008. The loan book is expected to be marginally down with marginally higher lending margins offset by lower fee income. Global Markets is delivering a satisfactory performance in the current environment and we do not expect to incur an AFS impairment charge in the current reporting period (€40 million impairment charge incurred in the prior reporting period to 30 September 2008).

In UK Financial Services the loan book at 30 September 2009 is expected to be marginally lower than 31 March 2009. Deposits are also expected to decline somewhat with deposits in Post Office Financial Services (POFS) remaining broadly flat and some outflows occurring in the business banking segment in Great Britain. Operating profit pre impairment for the six months to 30 September 2009 is expected to be in line with the performance in the first half of the last financial year driven by strong lending margin management and tight control of costs mitigating the impact of higher funding costs and lower deposit margins. We expect a material increase in the loan impairment charge as compared to the first half of last year. The UK mortgage book continues to perform well relative to its peer group based on the Council of UK Mortgage Lenders (CML) statistics and arrears rates have stabilised in recent months. (Analysis of UK Financial Services is in pounds sterling)

Other

We expect to generate a profit of circa €20 million from our associated undertakings compared to a loss of €10 million in the six months to 30 September 2008. Our effective tax rate on underlying performance is expected to be circa 15%. (The average number of shares in issue for the calculation of underlying EPS is circa 1,004 million at 31 August 2009).

National Asset Management Agency (“NAMA”) and Government Guarantee

Bank of Ireland notes the statement in Dail Eireann on 16 September 2009 by the Minister for Finance on the operation of the National Asset Management Agency and the Government Guarantee.

Bank of Ireland acknowledges the very significant efforts made by the Minister for Finance, his officials in the Department of Finance and the National Treasury Management Agency in stabilising the financial sector during this extended period of financial and economic disruption by providing support to systemically important institutions through a series of key initiatives.

Bank of Ireland has engaged with the National Treasury Management Agency and the Department of Finance in a constructive and proactive manner over the past 12 months. Bank of Ireland will play a full role in the recovery of the economy by continuing to support our customers during this economic downturn and by providing credit to individuals and businesses as appropriate.

Since the announcement of NAMA in April 2009, Bank of Ireland has established a Specialist Property Group, a new unit of the bank, to manage assets which might transfer to NAMA and other challenged property loans which would be outside the scope of NAMA. This unit, with the support of internationally recognised independent specialist advisory firms, has prepared detailed and current analyses of the assets which could potentially transfer to NAMA.

The Minister for Finance has announced that it is expected that NAMA will purchase loans with a book value of c. €77bn across the industry, of which Bank of Ireland could comprise c. €16bn or c.21% of the total gross lending to be transferred. This would account for c.12% of Bank of Ireland total customer lending at 31 March 2009.

The portfolio of c. €16bn can be estimated as follows:

€’bn	Landbank	Development	Associated (Predominately Investment)	Total
Republic of Ireland	3.3	2.5	2.9	8.7
United Kingdom incl. Northern Ireland	1.6	2.4	2.9	6.9
Rest of World	-	0.2	0.2	0.4
Total	4.9	5.1	6.0	16.0

In his statement the Minister noted that loan quality, geographic distribution and type of loan will all vary from institution to institution. He also noted that each loan will be valued individually. On this basis, the discount to original loan value will vary from institution to institution.

Bank of Ireland notes the following significant variations between the key industry valuation metrics across the five institutions referred to by the Minister, and Bank of Ireland’s estimated comparable figures:

	Projected Asset Details (Total for five Institutions)	Bank of Ireland (Estimated Portfolio)
Potential book value for transfer	€77bn	€16bn
Interest roll up	€9bn (12%)	€1bn (6%)
Approx average LTV at origination	77%	69%
Categorisation of loan book: Land Development Associated	36% 28% 36%	31% 32% 37%
Geographic mix of loan book: Republic of Ireland Great Britain Northern Ireland Other	66% 20% 6% 8%	54% 30% 13% 3%

On the basis of these positive variations, taking into account the extensive work that has been done internally over the past year, and the illustrative methodology set out in the Supplementary Documentation published by the Department of Finance, Bank of Ireland believes that the discount applicable to Bank of Ireland loans potentially transferring to NAMA could be significantly less than the estimated aggregate discount of 30%. The final discount will only be known on completion of the relevant due diligence and the transfer of the loans to NAMA

The forecast loan impairment provisions as at 30 September 2009 on the relevant land and development loans within the estimated portfolio of c. €16bn are projected to be c. €1.2bn to €1.4bn. Of the relevant associated portfolio (predominantly investment loans) c.95% is projected to be classified as not impaired.

It is envisaged that loans would be transferred to NAMA on a phased basis, commencing with the largest systemic exposures across institutions and it is expected that by the middle of 2010 most loans would have been transferred. Any loss on sale arising out of the transfer of the relevant loans would impact the capital position of Bank of Ireland in the reporting period when the loans would be transferred.

The subscription of €3.5 billion New Preference Stock in March 2009 together with the buyback of subordinated debt in June 2009 has improved Bank of Ireland’s capital position. The Group’s Equity Tier 1 ratio is expected to be in a range of c.6.5% to 6.7% at 30 September 2009.

Bank of Ireland notes the Government preference that, to the extent further capital is required by Irish banks, private market solutions should be found and implemented. In the event that additional capital is required to maintain appropriate capital levels, Bank of Ireland believes that such equity could be internally generated and/or through access to the capital markets.

Government Guarantee

The deposits and certain liabilities of Bank of Ireland are guaranteed until 29 September 2010 under the Credit Institutions (Financial Support) Scheme 2008. The Group notes the announcement of the proposed new guarantee scheme - the draft Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009. The Group has also been informed that the cost of both the existing and new guarantee scheme will increase. For the existing scheme it is expected that a cost of c. €130m will be incurred in the half year to March 2010 compared to c.€110m incurred in the 12 months to September 2009 based on an increase in the charge factor for liabilities covered by the Guarantee from the present 9.5 basis points to 22.4 basis points. The charge factor for the proposed new guarantee is expected to be in line with EU guidelines.

The Group welcomes the clarity that the announcement of the new guarantee provides and the flexibility that the proposed scheme allows with regard to electing to issue un-guaranteed debt as market conditions continue to improve.

Results announcements

Interim results for the six months to 30 September 2009 will be announced on 4 November 2009 at 7am (GMT).

Ends.

Bank of Ireland will host a conference call today, Thursday 17 September 2009 at 2.00pm BST. Participants are requested to dial in to the call 15 minutes before the conference call start time.

Conference call dial-in details

Ireland Free Call                                      1 800 931 691
Ireland Local Call                                     + 353 (0) 1 506 0153
United Kingdom Local Call                      +44 (0) 1452 565 124
United Kingdom Free Call                       0800 953 0810
Conference call identity number              30862967

Replay facility available 30 minutes after the conference call concludes.

International dial-in:                                +44 (0) 1452 550 000
Access code:                                           30862967#

In addition, a recording of the call will be available from noon today on our website: www.bankofireland.ie/investor

Contact details:
John O’Donovan             Group Chief Financial Officer                               +353 1 632 2054
Geraldine Deighan           Head of Group Investor Relations                       +353 1 604 3501
Dan Loughrey                  Head of Group Corporate Communications       +353 1 604 3833

FORWARD LOOKING STATEMENT

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group’s (the Group) plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward looking statements include among others, statements regarding the Group’s future financial position, income growth, business strategy, projected costs, projected impairment losses, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and UK economies and the performance and volatility of international capital markets, the expected level of credit defaults, the Group’s ability to expand certain of its activities, development and implementation of the Group’s strategy, including the ability to achieve estimated cost reductions, competition, the Group’s ability to address information technology issues and the availability of funding sources. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may make in documents it has filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 17 September 2009